SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 28, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated September 28, 2016: Nokia Board of Directors resolved on a directed share issuance to Nokia employees participating in the Employee Share Purchase Plans 2015 and 2016

Nokia Corporation

Stock Exchange Release

September 28, 2016 at 0900 (CET +1)

Nokia Board of Directors resolved on a directed share issuance to Nokia employees participating in the Employee Share Purchase Plans 2015 and 2016

Espoo, Finland — Nokia announced that its Board of Directors has resolved on a directed issuance of a maximum amount of 1 673 282 Nokia shares (NOKIA) held by the company to Nokia employees participating in the Employee Share Purchase Plan 2015. The savings period of the Employee Share Purchase Plan 2015 ended on June 30, 2016. Under the terms and conditions of the plan, Nokia will offer one matching share for every two shares purchased under the plan which the participant still held on July 31, 2016.

Additionally, the Board of Directors resolved on a directed issuance of a maximum amount of 610 300 Nokia shares (NOKIA) held by the company to Nokia employees participating in the Employee Share Purchase Plan 2016. The savings period of the plan started on July 1, 2016 and ends on June 30, 2017. The shares are issued to deliver 20 free shares to every plan participant making the first three consecutive monthly share purchases under the plan as resolved by the Board of Directors when the plan was approved.

The shares are issued without consideration. As the issued shares are held by the company, the total number of the company’s outstanding shares does not change as a consequence of the share issuance. The shares under the Employee Share Purchase Plan 2015 will be delivered to the employees on or around October 19, 2016 and the shares under the Employee Share Purchase Plan 2016 on or around November 16, 2016.

The Board of Directors approved the launch of the Employee Share Purchase Plans 2015 and 2016 as part of the Nokia Equity Programs on January 28, 2015 and February 10, 2016, respectively, to encourage employee share ownership, commitment and engagement. The

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resolution to issue shares is based on the authorization granted to the Board of Directors by the Annual General Meeting on June 16, 2016.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Nokia Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. http://nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal